SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Grom Social Enterprises, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

39878L506

(CUSIP Number)

June 28, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39878L506	13G/A	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Ionic Ventures, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 166,666 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 166,666 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,666 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	This constitutes an exit filing for the reporting person. As more fully described in Item 4 of this Amendment No. 2 to Statement on Schedule 13G (this “Amendment No. 2”), such shares and percentage are based on 9,021,617 outstanding shares of the issuer’s common stock, par value $0.001 per share (the “Common Stock”), as disclosed in the issuer’s Quarterly Report on Form 10-Q, filed by the issuer with the U.S. Securities and Exchange Commission on May 20, 2024 (the “Quarterly Report”). Consists of Series B common stock purchase warrants (the “Warrants”) held by the reporting person.

CUSIP No. 39878L506	13G/A	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Ionic Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 166,666 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 166,666 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,666 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	This constitutes an exit filing for the reporting person. As more fully described in Item 4 of this Amendment No. 2, such shares and percentage are based on 9,021,617 outstanding shares of Common Stock, as disclosed in the Quarterly Report. Consists of the Warrants indirectly held by the reporting person.

CUSIP No. 39878L506	13G/A	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Brendan O’Neil
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 166,666 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 166,666 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,666 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	This constitutes an exit filing for the reporting person. As more fully described in Item 4 of this Amendment No. 2, such shares and percentage are based on 9,021,617 outstanding shares of Common Stock, as disclosed in the Quarterly Report. Consists of the Warrants indirectly held by the reporting person.

CUSIP No. 39878L506	13G/A	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Keith Coulston
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 166,666 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 166,666 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,666 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	This constitutes an exit filing for the reporting person. As more fully described in Item 4 of this Amendment No. 2, such shares and percentage are based on 9,021,617 outstanding shares of Common Stock, as disclosed in the Quarterly Report. Consists of the Warrants indirectly held by the reporting person.

CUSIP No. 39878L506	13G/A	Page 6 of 9 Pages

This Amendment No. 2 to Statement on Schedule 13G (“Amendment No. 2”) amends and supplements the Statement on Schedule 13G, filed by the reporting persons with the U.S. Securities and Exchange Commission (“SEC”) on September 15, 2023 (the “Schedule 13G”), as amended and supplemented by Amendment No. 1 to the Schedule 13G, filed by the reporting persons with the SEC on February 14, 2024 (“Amendment No. 1”).

The purpose of this Amendment No. 2 is to update the beneficial ownership information on the cover pages and in Item 4 in each of the Schedule 13G and Amendment No. 1, including to indicate that each of the reporting persons has ceased to be the beneficial owner of more than five percent of the shares of the outstanding common stock of the issuer and to amend Item 5 of the Schedule 13G and Amendment No. 1 accordingly. This Amendment No. 2 constitutes an exit filing for each of the reporting persons.

Item 1(a). Name of Issuer:

Grom Social Enterprises, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 2060 NW Boca Raton Blvd., Suite #6, Boca Raton, Florida 33431.

Item 2(a). Names of Persons Filing:

(i) Ionic Ventures LLC, a California limited liability company (“Ionic”);

(ii) Ionic Management, LLC, a Delaware limited liability company (“Ionic Management”);

(iii) Brendan O’Neil (“Mr. O’Neil”); and

(iv) Keith Coulston (“Mr. Coulston”).

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to Amendment No. 1, pursuant to which such Reporting Persons have agreed to file this Amendment No. 2 and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Amendment No. 2 should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of the Issuer’s common stock reported herein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 3053 Fillmore St, Suite 256, San Francisco, CA 94123.

Item 2(c). Citizenship:

Ionic is a limited liability company organized under the laws of California. Ionic Management is a limited liability company organized under the laws of the State of Delaware. Each of Mr. Coulston and Mr. O’Neil is a citizen of the United States.

Item 2(d). Title of Class of Securities:

The title of the class of securities to which the Schedule 13G and this Amendment No. 2 relates is the Issuer’s common stock, par value $0.001 per share (the “Common Stock”).

CUSIP No. 39878L506	13G/A	Page 7 of 9 Pages

Item 2(e). CUSIP Number: 39878L506

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Amendment No. 2 and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on (i) 9,021,617 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on May 20, 2024, and (ii) up to 166,666 shares of Common Stock issuable upon full exercise of the Issuer’s Series B warrants held by Ionic.

Ionic is the beneficial owner of 166,666 shares of Common Stock (the “Shares”). Ionic has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its manager, Ionic Management. Each of the managers of Ionic Management, Mr. O’Neil and Mr. Coulston, has shared power to vote and/or dispose of the Shares beneficially owned by Ionic and Ionic Management. Neither Mr. O’Neil nor Mr. Coulston directly owns the Shares. By reason of the provisions of Rule 13d-3 of the Act, each of Mr. O’Neil and Mr. Coulston may be deemed to beneficially own the Shares which are beneficially owned by each of Ionic and Ionic Management, and Ionic Management may be deemed to beneficially own the Shares which are beneficially owned by Ionic.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 39878L506	13G/A	Page 8 of 9 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below each of the Reporting Persons certify that, to the best of each of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 39878L506	13G/A	Page 9 of 9 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 28, 2024	IONIC VENTURES, LLC

	By:	Ionic Management, LLC,
its Manager

	By:	/s/ Keith Coulston
Name: Keith Coulston
Title: Manager

IONIC MANAGEMENT, LLC

	By:	/s/ Keith Coulston
Name: Keith Coulston
Title: Manager

/s/ Brendan O’Neil
Brendan O’Neil

/s/ Keith Coulston
Keith Coulston